FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Klondex Mines Ltd. (the "Corporation")
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Item 2 – Date of Material Change:

February 23, 2015

Item 3 – News Release:

A news release with respect to the material change referred to in this report was issued by the Corporation through Marketwired on February 23, 2015 and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 – Summary of Material Change:

The Corporation has completed an initial mineral reserve estimate for each of its Fire Creek project in Nevada (the "Fire Creek Project") and its Midas mine in Nevada (the "Midas Project").

The mineral reserve estimate at the Fire Creek Project consists of 119,600 gold equivalent ounces of proven mineral reserves (within 80,900 tons), including 118,200 gold ounces at 1.462 opt gold and 89,600 silver ounces at 1.108 opt silver, and 121,800 gold equivalent ounces of probable mineral reserves (within 104,900 tons), including 120,500 gold ounces at 1.149 opt gold and 82,600 silver ounces at 0.787 opt silver.

The mineral reserve estimate at the Midas Project consists of 78,800 gold equivalent ounces of proven mineral reserves (within 134,100 tons), including 51,100 gold ounces at 0.381 opt gold and 1,790,500 silver ounces at 13.349 opt silver, and 53,800 gold equivalent ounces of probable mineral reserves (within 108,000 tons), including 40,600 gold ounces at 0.376 opt gold and 855,200 silver ounces at 7.918 opt silver.

The Corporation expects to file technical reports prepared by Practical Mining, LLC ("Practical Mining") for each of the Fire Creek Project and the Midas Project on SEDAR within 45 days of the date of the news release (or earlier in accordance with applicable securities laws).

Item 5 – Full Description of Material Change:

The Corporation has completed an initial mineral reserve estimate for each of the Fire Creek Project and the Midas Project.

2.

The highlights of the mineral reserve estimates are as follows:

Fire Creek	Midas
241,400 AuEq Ounces 1.3 opt AuEq / 44.6 g/T AuEq US$492/Au oz Total Cost, net of Ag by-product US$503/AuEq oz Total Cost	132,600 AuEq Ounces 0.548 opt AuEq /18.9 g/T AuEq US$485/Au oz Total Cost, net of Ag by‐product US$932/AuEq oz Total Cost

All dollar amounts in this material change report are in US dollars. "Total Costs" above include all capital spent at the projects. The mineral reserves were calculated assuming $1,000/oz Au and $15.83/oz Ag, representing approximately 80% of the mineral resource price assumptions.

The mineral reserve estimate at the Fire Creek Project consists of 119,600 gold equivalent ounces of proven mineral reserves (within 80,900 tons), including 118,200 gold ounces at 1.462 opt gold and 89,600 silver ounces at 1.108 opt silver, and 121,800 gold equivalent ounces of probable mineral reserves (within 104,900 tons), including 120,500 gold ounces at 1.149 opt gold and 82,600 silver ounces at 0.787 opt silver.

Fire Creek Mineral Reserve Estimate
	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	80.9	1.462	1.108	1.479	118.2	89.6	119.6
Probable Reserves	104.9	1.149	0.787	1.161	120.5	82.6	121.8
Proven + Probable	185.8	1.285	0.927	1.3	238.7	172.2	241.4

Notes:
1. Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce.
2. Metallurgical recoveries for gold and silver are 94% and 92% respectively.
3. Mining losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.
4. Mineral reserve uses an effective date of December 31, 2014.

The mineral reserve estimate at the Midas Project consists of 78,800 gold equivalent ounces of proven mineral reserves (within 134,100 tons), including 51,100 gold ounces at 0.381 opt gold and 1,790,500 silver ounces at 13.349 opt silver, and 53,800 gold equivalent ounces of probable mineral reserves (within 108,000 tons), including 40,600 gold ounces at 0.376 opt gold and 855,200 silver ounces at 7.918 opt silver.

Midas Mineral Reserve Estimate
	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	134.1	0.381	13.349	0.588	51.1	1,790.50	78.8
Probable Reserves	108	0.376	7.918	0.498	40.6	855.2	53.8
Proven + Probable	242.1	0.387	10.926	0.548	91.7	2,645.70	132.6

3.

Notes:
1. Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce.
2. Metallurgical recoveries for gold and silver are 94% and 92% respectively.
3. Mining losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.
4. Mineral reserve uses an effective date of August 31, 2014.

Key Operating and Financial Statistics Fire Creek and Midas @ $1,000/oz Au and $15.83/oz Ag

	FIRE CREEK	MIDAS
Avg. Gold Metallurgical Recovery	94%	94%
Avg. Silver Metallurgical Recovery	92%	92%
Recovered AuEq (koz)	226.9	124.6
Reserve Life (years)	3.8	2.8
Operating Cost ($/ton)	$460	$315
Total Cost ($/oz Au)	$503	$932
Total Cost ($/oz), Net of by]product credits	$492	$485
Cash Flow on an after]tax basis (Millions)	$83.60	$33.10

Using a $1,000/oz Au and $15.83/oz Ag mine plan, the following table shows the impact on cash flow (on an after‐tax basis) at various metal prices. The following table only reflects the increase of metal price and does not alter the mine plan the Corporation would use at gold prices of $1,200/oz or $1,400/oz.

	$1,000/oz Au	$1,200/oz Au	$1,400/oz Au
(in millions)	$15.83/oz Ag	$19.00/oz Ag	$22.16/oz Ag
Fire Creek Cash Flow	$83.60	$115.90	$146.00
Midas Cash Flow	$33.10	$49.60	$66.00

Mineral resources and mineral reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) "CIM Definition Standards – For Mineral Resources and Mineral Reserves" adopted by the CIM Council on May 10, 2014. Proven and probable mineral reserves are the economically minable portions of the measured and indicated Mineral Resources after the application of appropriate modifying factors. Such factors include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The Corporation expects to file technical reports prepared by Practical Mining for each of the Fire Creek Project and the Midas Project on SEDAR within 45 days of the date of the news release (or earlier in accordance with applicable securities laws).

For details relating to the mineral resource assumptions please see the technical report in respect of the Midas Project filed on SEDAR on November 14, 2014 and the press release of the Corporation dated January 29, 2015, both of which are available on SEDAR at www.sedar.com. Details of the mineral resource assumptions associated with the mineral reserve estimates discussed in this material change report will be contained in the corresponding technical reports to be filed on SEDAR.

The technical information contained in this material change report has been reviewed and approved by Mark Odell of Practical Mining (Nevada PE 13708 and SME 2402150), an independent Qualified Person for the purposes of National Instrument 43‐101 – Standards of Disclosure for Mineral Projects.

4.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted at the following telephone and fax numbers:

Paul Huet
President and Chief Executive Officer
Telephone:       (775) 284‐5757

Item 9 – Date of Report:

March 5, 2015